

March 17, 2009

By U.S. Mail and Facsimile to: (812) 464-9825

Martin M. Zorn
Chief Operating Officer and Chief Financial Officer
Integra Bank Corporation
21 S.E. Third Street
Evansville, IN 47708

>   **Re: Integra Bank Corporation**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed March 6, 2009**
>   **File No. 000-13585**

Dear Mr. Zorn:

        We have completed our limited review of your Preliminary Proxy Statement on Schedule 14A and related filings and have no further comments at this time.

                                Sincerely,

                                Kate McHale
                                Staff Attorney